UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
SEC File Number: 0-18706
CUSIP Number: 091826107
NOTIFICATION OF LATE FILING
(Check one)     ☐ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☒ Form 10-Q      ☐ Form 10-D      ☐ Form N-SAR      ☐ Form N-CSR
For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Black Box Corporation
Full Name of Registrant
N/A
Former Name if Applicable
1000 Park Drive
Address of Principal Executive Office (Street and Number)
Lawrence, PA 15055
City, State and Zip Code

PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
Black Box Corporation (the “Company”) did not file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007
(“Form 10-Q”) by August 9, 2007, the required filing date.
As previously announced, the Audit Committee (the “Audit Committee”) of the Board of Directors of the Company, with the assistance of outside legal counsel, is conducting an independent review of the Company’s historical stock option grant practices and related accounting for stock option grants. As a result of the review, and due to the allocation of Company personnel and resources to such review, the Company is in the process of completing the audit of its financial statements for the fiscal year ended March 31, 2007 and, therefore, has not filed its Annual Report on Form 10-K for the fiscal year ended March 31, 2007 (“Form 10-K”).
At the present time, the Company plans to file the Form 10-K on or about August 13, 2007. As previously announced, on August 14, 2007, the Company will release its financial results for its fiscal quarter ended June 30, 2007. The Company further expects to file its Form 10-Q on or about August 16, 2007.
This Form 12b-25 contains “forward-looking statements” under the Private Securities Litigation Reform Act of 1995 including those that involve risks and uncertainties related to the review by the Audit Committee and the filing of delinquent reports on Form 10-K and Form 10-Q. Any forward-looking statements contained in this Form 12b-25 are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by the fact they use words such as “should,” “anticipate,” “estimate,” “approximate,” “expect,” “target,” “may,” “will,” “project,” “intend,” “plan,” “believe” and other words of similar meaning and expression. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Forward-looking statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. Although it is not possible to predict or identify all risk factors, they may include the timing and final outcome of the ongoing review of the Company’s stock option grant practices by the Audit Committee, including the related Securities and Exchange Commission (“SEC”) investigation, shareholder derivative lawsuit, NASDAQ process regarding listing of the common stock and tax matters, the timing of the completion and results of the audit of the Company’s financial statements for the fiscal year ended March 31, 2007 and any actions that may be required or taken as a result of such review, SEC investigation, shareholder derivative lawsuit, NASDAQ process, tax matters or completion of the audit. We can give no assurance that any goal, plan, date or target set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. We undertake no obligation to release publicly any revisions to forward-looking statements as a result of future events or developments.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael McAndrew	724	873-6925

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Company has not filed its Annual Report on Form 10-K for the fiscal year ended March 31, 2007.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

While the Company anticipates that it will report increased revenues, gross profits and net income in its fiscal quarter ended June 30, 2007, as compared to its fiscal quarter ended July 1, 2006, the Company is in the process of finalizing its results for the fiscal quarter ended June 30, 2007 and, therefore, cannot provide a reasonable estimate of the results at this time.

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Black Box Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Black Box Corporation
Date: August 10, 2007	By:	/s/ Michael McAndrew
Michael McAndrew
Chief Financial Officer, Treasurer and Principal Accounting Officer

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